METZGER LAW PLLC A PROFESSIONAL LIMITED LIABILITY COMPANY ATTORNEYS, MEDIATORS & COUNSELORS

STEVEN C. METZGER DIRECT DIAL 214-740-5030 SMETZGER@PMKLAW.COM	4709 W. LOVERS LANE, SUITE 200 DALLAS, TEXAS 75209-3178 214-969-7600 WWW.PMKLAW.COM	FACSIMILE 214-224-7555 214-523-3838

January 15, 2025

Via EDGAR

The Securities and Exchange Commission
100 F Street, Mail Stop 4628
Washington, D.C. 20549

Attn:	Laura McKenzie Division of Corporation Finance Office of Mergers & Acquisitions

Re:	Transcontinental Realty Investors, Inc. - Income Opportunity Realty Investors, Inc. Schedule TO-T filed December 16, 2024 by Transcontinental Realty Investors, Inc. ( File No. 005-45693); Schedule 13E-3 filed December 30, 2024, by Transcontinental Realty Investors, Inc.; File No. 005-40410

Ladies and Gentlemen:

On behalf of Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”) filings are being made under the Securities Exchange Commission Act of 1934, as amended (the “Exchange Act“) filed December 16, 2024 and Amendment No. 1 to Schedule 13E-3 originally filed December 30, 2024.

This letter is being filed as correspondence uploaded on the EDGAR system on behalf of TCI in response to a letter of comments from the Staff of the Securities and Exchange Commission dated January 8, 2025. Schedule 1 annexed to this letter contains the responses to each of the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable responses to such comment or explanation. Also included in such response, were appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

This letter and Schedule 1, and the Amendment No. 2 to Schedule TO and Amendment No. 1 to Schedule 13E-3 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	Erik L. Johnson, President and Chief Executive Officer Transcontinental Realty Investors, Inc. 1603 LBJ Freeway, Suite 800 Dallas, Texas 75234

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated January 15, 2025 with respect to
Schedule TO-T filed December 16, 2024
File No. 005-45693 and
Schedule 13E-3 filed December 30, 2024

The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated January 8, 2025, with respect to Schedule TO-T filed December 16, 2024 and Schedule 13E-3 filed December 30, 2024 by Transcontinental Realty Investors, Inc. (the “Offeror” or “TCI”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the applicable document or Amendment of each instrument where applicable.

General

Comment/Observation No. 1.

Note that Item 1002(b) of Regulation M-A requires a statement of shares outstanding as of the most recent practicable date. Please revise Item 2 of the Schedule TO and Item 2 of the Schedule 13E-3 to provide updated information or explain why November 7, 2024 is the most recent practicable date.

Response to Comment/Observation No. 1

Amendment No. 2 to Schedule TO (the “Amendment”) amends Item 2 to provide that as of November 8, 2024 (the record date for determination of stockholders of IOR to notice of and to vote at the annual meeting of stockholders of IOR on December 11, 2024) and as of the date of the Amendment, there were and are 4,066,178 issued and outstanding Shares of Common Stock, par value $0.01 per share of IOR.

Comment/Observation No. 2. Please revise Item 8 of the Schedule TO and Item 11 of the Schedule 13E-3 to provide the information required by Item 108(b) of Regulation M-A, or state that there have been no such transactions in the past 60 days. See General Instruction E of Schedule TO and General Instruction E of Schedule 13E-3.

Response to Comment/Observation No. 2.

Item 8 of the Schedule TO has been amended by the Amendment and Item 11 of the Schedule 13E-3 has also been amended by Amendment No. 1 to Schedule 13E-3 (“Sch 13E-3/A”) to clearly reflect that there have been no transactions by TCI or its officers or directors involving IOR Shares in sixty (60) calendar days preceding December 16, 2024, the date of announcement of the Offer.

Comment/Observation No. 3. Please explain why Exhibit 107 to the Schedule TO and the Schedule 13E-3 indicates that the transaction value is “not applicable.” Refer to Item 12(c) of the Schedule TO, Item 16(b) of Schedule 13E-3, and Rule 0-11(b).

Response to Comment/Observation No. 3.

Exhibit 107 to the Schedule TO presently reflects that the “Transaction Value” is not applicable for the reason that there is currently no transaction value and will not be until such time as Shares of IOR are tendered, accepted and paid for by TCI. Assuming Shares are tendered, accepted and purchased by TCI pursuant to the Tender Offer, the Exhibit 107 will be amended to provide for the transaction value at the number Shares purchased times $18 per Share and the fee will be calculated and paid based upon the current fee rate of $153.10 per $1,000,000 of “Transaction Valuation”. The Transaction Value is not calculable until that time as there is an actual Transaction.

Comment/Observation No. 4. We note that the scheduled expiration date, January 15, 2025, will likely fall less than five business days after amendments responsive to the comments contained in this letter are filed. In your response, please confirm that you will extend the Offer to allow sufficient time for holders to review any supplemental information and that any announcement of an extension will comply with the requirements of Rule 14e-1(d).

Response to Comment/Observation No. 4.

On the evening of January 14, 2025, a Press Release was issued extending the expiration date and time of the Offer to Wednesday, January 29, 2025 at 5:00 p.m. New York City time, which announcement is believed to comply with the requirements of Rule 14e-1(d).

Schedule TO-T filed December 16, 2024, by Transcontinental Realty Investors, Inc.

Summary Term Sheet, page 4.

Comment/Observation No. 5. We note the disclosure on page 6, and elsewhere in the offering materials, indicating that TCI may offer a subsequent offering period. Because the Offer is for less than all outstanding Shares, there cannot be a subsequent offering period. See Rule 14d-11(b). Please revise accordingly.

Response to Comment/Observation No. 5.

The Amendment provides that all references to any “subsequent offering” including on page 6 thereof are deleted because the Offer is a limited tender offer for up to 100,000 Shares, which is less than all outstanding Shares and there cannot be a “subsequent offering.”

Comment/Observation No. 6. In the second sentence of the second paragraph on page 5, beginning “for any period. . .” there appears to be missing or extraneous text. Please revise.

Response to Comment/Observation No. 6.

The second sentence of the second paragraph on page 5 of the Offer to Purchase has been revised by the Amendment to conclude with “. . . up to twenty-eight (28) calendar days.” The Amendment also revises all references in the Offer to Purchase purporting to limit any extension of the Offer to “ten days” or “fifteen days” being deleted and advising that the Offer may be extended for any period of time up to twenty-eight (28) calendar days which is to be inserted instead of any reference to “ten days” or “fifteen days”.

Frequently Asked Questions, page 10.

Comment/Observation No. 7. Please fill in the placeholder (“$XX.00 per share”) in the first sentence of this section.

Response to Comment/Observation No. 7.

The Amendment fills in the placeholder with $18 per Share net.

Comment/Observation No. 8. Under the second question on page 12, please explain why the Offer may only be extended for “periods of not more than ten business days each.”

Response to Comment/Observation No. 8.

The Amendment deletes all references throughout the Offer to Purchase purporting to limit any extension of the Offer to “ten days” or “fifteen days” and now provide that the Offer may be extended for any period of time up to twenty-eight (28) calendar days which is to be inserted instead of any reference to “ten days” or “fifteen days”.

Terms of the Offer, page 15.

Comment/Observation No. 9. We note that the second paragraph of this section states that the Offer may be extended for “periods of not more than fifteen business days” (emphasis added) while elsewhere (e.g., the second question on page 12) such period is stated as ten business days. Please revise to ensure the terms of the Offer are consistent throughout.

Response to Comment/Observation No. 9.

The Amendment” provides that all references in the Offer to Purchase purporting to limit any extension of the Offer to “ten days” or “fifteen days” are deleted and the Offer may be extended for any period of time up to twenty-eight (28) calendar days which is to be inserted instead of any reference to “ten days” or “fifteen days”

Comment/Observation No. 10. Please explain why TCI is required to extend the offer, if requested by IOR as stated on page 15, as this appears to be inconsistent with the statement on page 11 that there are no agreements governing the Offer.

Response to Comment/Observation No. 10.

The Amendment provides that although the Offer to Purchase may contain a reference indicating that IOR may request TCI to extend the Offer, no agreement or understanding between TCI and IOR with respect to the Offer and if IOR requests TCI to extend the Offer, TCI will give any such request the consideration merited that exists at the time such request is made, if any.

Comment/Observation No. 11. Please disclose the periods for accepting securities on a pro rata basis in the event that the Offer is oversubscribed. See Item 1004(a)(1)(ix) of Regulation M-A.

Response to Comment/Observation No. 11.

The Amendment provides that if a pro ration of tenders is to occur resulting in a return of some number of Shares to holders of the excess Shares, TCI will sort through the mechanics of pro ration of Shares as soon as reasonably practicable but in no event more than six Business Days.

Certain Information Concerning IOR, page 26.

Comment/Observation No. 12. The SEC no longer maintains a public reference room where fillings can be inspected and copied by the public. Please revise the disclosure in the second paragraph of this section and related disclosure in the first paragraph on page 27 accordingly.

Response to Comment/Observation No. 12.

The Amendment provides for deletion of all references to the SEC’s Public Reference Room in the second paragraph under the sub caption “8. Certain Information concerning IOR” as well as the ability to be examined and copies obtained from the SEC in the third paragraph under the sub caption “18. Miscellaneous”.

Purpose of the Offer, Plans for IOR, page 28.

Comment/Observation No. 13. We note your statement that “[t]he Offer is not intended to be a first step in the acquisition of all Shares of IOR,” which appears to be inconsistent with statements elsewhere in the Offer to Purchase that TCI “desires to move to a larger percentage ownership so that at some point in the future TCI may avail itself of the Nevada parent subsidiary merger statute.” Please revise to correct this inconsistency or clarify how these two statements are consistent

Response to Comment/Observation No. 13.

The Amendment amends the description in the Offer to Purchase under “12. Purpose of the Offer; Plans for IOR-Plans for IOR” to clearly state that TCI simply seeks by the Offer to increase its investment in the ownership of IOR Shares by up to 100,000 Shares (approximately 2.46% of the outstanding) is a Rule 13e-3 transaction.”

Comment/Observation No. 14. Please revise the second paragraph on page 29 to reflect that the Offer is a Rule 13e-3 transaction.

Response to Comment/Observation No. 14.

See above Response to Comments/Observation No.13. The Amendment revises the second paragraph on page 29 to reflect that the Offer, even though for only up to 100,000 Shares of IOR (approximately 2.46% of the outstanding) is a Rule 13e-3 transaction.

Extension of the Offer, Termination; Amendment, page 29.

Comment/Observation No. 15. We note the disclosure in the penultimate paragraph on page 29 that a public announcement of an extension of the Offer will be made “as soon as possible.” Please clarify that the timing of such public announcement is also subject to the specific requirements of Rule 14e-1(d).

Response to Comment/Observation No. 15.

On January 14, 2025, a press release announcing a two-week extension of the Offer to a new expiration date and time of January 29, 2025 at 5:00 p.m. New York City time was issued on the evening of January 14, 2025 which is believed to be compliant with Rule 14e-1(d).

Comment/Observation No. 16. Please note that the Tier II exemption is applicable only to Foreign Private Issuers pursuant to Rule 14d-1(d)(1)(i) and revise the last paragraph on page 29 accordingly. Note further that Rule 14e-1(c) still requires prompt payment for or return of tendered shares following the termination or withdrawal of a tender offer.

Response to Comment/Observation No. 16.

Amendment further amends the Offer to Purchase by deleting the reference to “the Tier II exemption Rule 14e-1(d) and replacing such phrase and with “Rule 14d-1(c). . .” so that the first line of such paragraph reads “TCI’s reservation to the right to delay payment for Shares which have been accepted is limited by Rule 14d-1(c) which requires that TCI must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Tender Offer.”

Fees and Expenses, page 33.

Comment/Observation No. 17. The table of estimated expenses states filing and related fees are expected to be $1,500, which appears inconsistent with the filing fee table in Exhibit 107 that indicates no filing fee is due. Please revise this table after the filing fee is calculated or explain what fees such amount refers to.

Response to Comment/Observation No. 17.

The reference in the table under “17. Fees and Expenses.” to $1,500 was simply a rough estimate of the amount of filing fees which might be incurred and required in connection with the filing of materials under EDGAR with the SEC for Schedules TO, 14d-9 and/or 13e-3, if required. TCI estimated originally that the amount would include the sum of $306.20 as the amount of the filing fee to be paid upon consummation of the Offer based upon TCI purchasing 100,000 Shares at $18 per Share net (which amount may increase if more than 100,000 Shares are tendered and purchased by TCI. At the conclusion of the Offer and the final amendment on Schedule TO disclosing the actual number of Shares ultimately purchased at the Offer price will then require the payment of applicable fees then calculable which have not been previously paid. The seemingly high estimate of filing fees also included guestimates of the cost of filing items under the EDGAR system. All actual required filing fees will be paid on the final amendment to Schedule TO based on the then number of Shares actually purchased by TCI at the Offer Price.

Schedule 13E-3 filed December 30, 2024 by Transcontinental Realty Investors, Inc.

Item 8. Fairness of the Transaction, page 4.

Comment/Observation 18. We note the statement that the filer’s position “is that the Offer is not a ‘going private’ transaction.” Please revise to remove such statement or provide our detailed legal analysis of why you believe the Offer is not a Rule 13e-3 transaction, particularly given the disclosure in the Offer to Purchase (e.g., on page 25) that consummation of subsection (ii)(B) thereof.

Response to Comment/Observation No. 18.

Sch 13E-3/A provides a clear statement under Item 8 that the Offer is not “intended” to be a going private transaction nor the first step in the acquisition of all Shares of IOR.

Comment/Observation 19. The factors listed in Instruction 2 to Item 1014, paragraphs (c), (d) and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Questions Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in Item 1014(e) and Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination. Please also explain why TCI believes that the Rule 13e-3 transaction is fair in the absence of the procedural safeguards in Item 1014(c), 1014(d), and, if applicable, Item 1014(e).

Response to Comment/Observation No. 19.

The Sch 13E-3/A discusses paragraphs (c), (d) and (e) of Item 1014 and Item 1015 of Regulation M-A including an explanation on why any of those factors are not deemed material or relevant to the fairness of the Offer Price and the Offer, which is voluntary on the part of unaffiliated holders of IOR Shares. Sch 13E-3/A also provides that as the Offer is wholly voluntary; TCI has no obligation to limit the Offer so that approval of a majority of unaffiliated security holders is required or to cause the appointment of an unaffiliated representative to act on behalf of any other person. The fairness of the Offer Price is determinable solely by each unaffiliated IOR holder on a purely voluntary basis.

Item 9. Reports, Opinions, Appraisals, and Negotiations, page 4.

Comment/Observation 20. We note your disclosure that “neither IOR nor any affiliate of IOR has received, requested or commissioned any report, opinion or appraisal. . .” Please clarify, if correct, that TCI itself has not received, requested, or commissioned any report, opinion, or appraisal related to the Offer. See Item 1015(a) of Regulation M-A.

Response to Comment/Observation No. 20.

Sch 13E-3/A provides that in addition to the disclosure set forth in the original Statement on Schedule 13E-3 under item 9, TCI itself has not received, requested or commissioned any report, opinion or appraisal related to the Offer, or the Offer Price or any other matter involving or with respect to IOR.

Item 11. Interest in Securities of the Subject Company, page 5.

Comment/Observation No. 21. The referenced section of the Offer to Purchase does not appear to contain the information called for by Item 1008(a) of Regulation M-A. Please revise to state the aggregate number and percentage of shares that are beneficially owned by each of TCI and its affiliates and provide RAI’s address.

Response to Comment/Observation No. 21.

Sch 13E-3/A provides additional information that TCI currently owns 3,381,570 Shares (approximately 83.16% of the IOR Common Stock outstanding) and RAI currently owns 269,299 Shares (approximately 6.62% of the IOR Stock outstanding) out of the current IOR Common Stock outstanding of 4,066,178 Shares. It also provides that the principal executive officers of each of RAI and TCI is 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234 and that there have been no transactions by TCI or its officers or directors in the IOR Shares in the sixty (60) calendar days prior to December 16, 2024.

Item 13. Financial Statements, page 5.

Comment/Observation No. 22. The financial statements required by Item 1010(a) through (b) of Regulation M-A do not appear to be included or incorporated by reference in the referenced sections of the Offer to Purchase. Please revise to include such financial statements or a summary thereof with such financial statements incorporated by reference.

Response to Comment/Observation No. 22.

Sch 13E-3/A specifically provides under Item 13 in the original statement on Schedule 13E-3 incorporation by reference of the following informational reports by IOR filed with the SEC which are the audited financial statements together with a report of the independent registered account firm for the year ended December 31, 2023 and financial statements as at December 31, 2023 and 2022 contained in IOR’s Form 10-K Annual Report for the fiscal year ended December 31, 2023 filed with the SEC on March 21, 2024 and the unaudited financial statements of IOR for the three months and nine months ended September 30, 2024 contained in IOR’s Form 10-Q Quarterly Report for the quarter ended September 30, 2024 as filed with the SEC on November 7, 2024. Additionally, the Sch 13E-3/A specifically provides the calculated net book value per Share based upon the respective net stockholders equity and Shares then outstanding at December 31, 2023 of $28.72 per Share and at September 30, 2024 of $29.71 per Share.

Item 15. Additional Information, page 5.

Comment/Observation No. 23. Refer to Item 15 of Schedule 13E-3. Please provide the information required by Item 1011(b) of Regulation M-A.

Response to Comment/Observation No. 23.

Sch 13E-3/A provides additional information that the conclusion of the Offer will not result in any “change in control” with respect to IOR nor trigger any so called “golden parachute compensation” for any person and further that no executive officer, director or other person related to either IOR or TCI holds any agreement or arrangement which might be triggered by the Offer or its consummation.